

Via U.S. Mail and Facsimile

Mail Stop 4631

September 10, 2009

Jeff Mak
President and Chief Executive Officer
Constant Environment, Inc.
1310 Contour Drive
Mississauga, Ontario, Canada, L5H 1B2

> **Re: Constant Environment, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 18, 2009**
> **File No. 333-161406**
> **Form 10-Q For Fiscal Quarter Ended June 30, 2009**
> **File No. 333-157621**

Dear Mr. Mak:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note that you are proposing to register the resale of a total of 9,920,000 shares of common stock. In your filing, you disclose that, prior to the offering, there were 48,838,000 shares of your common stock outstanding, 43,400,000 of which are held by company affiliates Jeff Mak, Freda Mak, Ka Leung Mak and Kwok Kong Chan, each of whom is also a selling shareholder. Based upon this information, we assume that 5,438,000 shares are held by non-affiliates. By comparison, these selling shareholders are registering 7,800,000 shares for resale in this offering.

   Because of the magnitude of the proposed offering being registered for the selling shareholders relative to the number of shares held by non-affiliates, as well as the nature of the relationship of the selling shareholders to the company, it appears that these transactions may not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represent a primary offering which must be made at a fixed price. Accordingly, if you wish to continue with the proposed offering by these selling shareholders, please identify them as underwriters and include a fixed price at which the securities will be sold for the duration of the offering. Alternatively, please tell us supplementally why the offering of these shares by the selling shareholders is a true secondary offering. We may have further comment upon review of your response.

Financial Statements, page 25

2. Please explain the reference to "Wellentech Services Inc." on the contents page of the financial statements. Please also file an updated auditor's consent if you expect that the consent dated August 14, 2009 will be more than 30 days old at the time of effectiveness.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Exhibit 31.1

3. In future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. We note changes to the certifications including:

- in the first paragraph, the addition of the title of the certifying individual and the company name;

- in the second paragraph the addition of the period of the report (e.g. "for the period ended June 30, 2009"); and

- throughout the certification, replacing "registrant" with the name of the company or with "small business issuer."

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gregg E. Jaclin, Esq. *(Via facsimile 732/577-1188)*
        Anslow & Jaclin, LLP
        195 Route 9, South, Suite 204
        Manalapan, NJ 07726